EXHIBIT 99.1

Costamare Inc. Announces Election of Class I Director at 2026 Annual Meeting of Stockholders

MONACO, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced the election of one Class I director at the Company’s virtual annual meeting of stockholders held today.

The elected Class I director is Konstantinos Zacharatos, who was elected to hold office for a term ending at the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships in the water (including two vessels we have agreed to sell), with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships. These 24 vessels have a total capacity of approximately 152,600 TEU. The Company also participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com